UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Atrisco Oil & Gas LLC

(Name of Small Business Issuer in its charter)

New Mexico	56-2613010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

401 Coors Boulevard, N.W. Albuquerque, New Mexico	87121
(Address of principal executive offices)	(Zip Code)

(505) 831-9600

(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Exchange Act:

Class A Units

(Title of Class)

ATRISCO OIL & GAS LLC

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development.

Atrisco Oil & Gas LLC (the “Company”) was formed as a New Mexico limited liability company by the filing of its articles of organization with the New Mexico Public Regulation Commission on September 8, 2006. The Company is governed by its articles of organization and limited liability company agreement (the “LLC agreement”) and the New Mexico Limited Liability Company Act (the “LLC Act”). Since inception, the Company has only been engaged in organizational efforts.

The Company was formed in connection with the Agreement and Plan of Merger, dated as of July 19, 2006 (the “merger agreement”), by and between Westland Development Co., Inc. (“Westland”) and SCC Acquisition Corp., a Delaware corporation (“SCC”), pursuant to which SCC will be merged (the “merger”) with and into Westland with Westland as the surviving entity.

Immediately prior to, and subject to the completion of, the merger, Westland will enter into a quitclaim mineral deed and assignment of oil and gas leases (the “Deed”), pursuant to which Westland will transfer and contribute to the Company (i) 100% of the future rents and royalties that Westland is entitled to receive under two existing oil and gas leases (the “Leases”) and (ii) a 50% undivided interest in all mineral rights owned by Westland (collectively, the “Mineral Assets”). In exchange for the transfer and contribution of the Mineral Assets, the Company will issue to Westland 794,927 Class A units and one Class B unit, representing 100% of the membership interests of the Company.

Immediately prior to, and subject to the completion of, the merger, Westland will distribute all of the Class A units to Westland’s shareholders of record immediately prior to the merger as a dividend on a one-for-one basis in accordance with such shareholders’ respective ownership of Westland common stock. The spin-off is expected to be treated for federal income tax purposes as a taxable dividend of Westland’s earnings and profits. The spin-off will not occur if Westland’s shareholders do not approve the merger or the merger does not occur for any other reason. If the merger occurs, Westland’s shareholders will receive their Class A units of the Company from the paying agent for the merger promptly following completion of the merger.

Following the spin-off and the completion of the merger, (i) Westland’s shareholders of record immediately prior to the merger will own 100% of the Class A units and (ii) Westland will own the sole Class B unit.

(b) Business of Issuer.

Purpose

The Company is formed for the limited purpose of (a) receiving, holding, protecting and exploiting the Mineral Assets, (b) paying or providing for any costs or liabilities incurred in carrying out its purpose, (c) making permitted distributions to the Class A unitholders, and (d) performing all activities necessary or incidental to the foregoing. The Company will not engage in any other trade or business.

In serving this purpose, the Company will seek to maximize revenue generated from leases entered into with natural resource exploration companies for subsequent distribution to the Class A unitholders. The maintenance and exploitation of the Mineral Assets will be undertaken by, or under the supervision of, the officers and directors of the Company. The Company’s ability to exploit the Mineral Assets will be subject to the limitations in the Deed, the Leases and the approval rights of the Class B unitholder. See Item 8 “Approval Rights of the Class B Unitholder.”

Distributions

Any excess cash held by the Company which is derived from the income, if any, received from the Mineral Assets, net of a reasonable reserve for future operating costs and expenses of the Company, will be distributed by the Company to the Class A unitholders in proportion to the number of Class A units held by them, at least annually, or as otherwise determined by the Company’s board of directors.

No distributions will be made by the Company to the Class B unitholder. The Class B unit will not be entitled to share in the profits, losses or assets of the Company.

Shell Company

Under Rule 12b-2 of the Securities Act of 1933, as amended (the “Securities Act”), the Company qualifies as a “shell company” because it has no or nominal assets and no or nominal operations. The Company’s management does not intend to undertake any efforts to cause a market to develop in the Company’s securities, either debt or equity. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for so long as it is subject to those requirements.

Dissolution and Termination

The Company will be dissolved and its business wound up upon the earliest to occur of (i) the unanimous consent of the Company’s board of directors to dissolve, wind up and liquidate the Company, (ii) the entry of a final decree by any court of competent jurisdiction, and (iii) the time at which there are no remaining unitholders.

In the event it becomes necessary in connection with the liquidation of the Company to make a distribution of property in kind, such property will be transferred and conveyed to the unitholders so as to vest in each of them, as a tenant-in-common, an undivided interest in the whole of such property equal to their interests in the property based upon the amount of cash that would be distributed to each of the unitholders if such property were sold for an amount of cash equal to the fair market value of such property, as determined by the liquidator in good faith.

Corporate Conversion

In the event that the Company determines to make a registered offering of equity securities, the Company’s board of directors will have the power and authority, without any vote or consent of the unitholders, to incorporate the Company or take such other action as it may deem advisable, including, without limitation, (i) dissolving the Company, creating one or more subsidiaries of the newly formed corporation and transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (ii) causing the unitholders to exchange their units for common shares of the newly-formed corporation.

Any shares created or received in connection with such transaction are referred to as “conversion shares”. In connection with any such transaction, (A) each unit will automatically be converted into conversion shares in accordance with the LLC agreement and (B) such conversion shares will have the same economic interest and other rights and obligations in such corporation or its subsidiaries as the converted units had with respect to the Company subject to any modifications (as determined by the Company’s board of directors in good faith) required solely as a result of the conversion to corporate form.

Competitive Activities

Under the LLC agreement, the Class B unitholder and its designated director are permitted to engage in any business which may be competitive with the business of the Company. Nothing in the LLC agreement or the New Mexico Limited Liability Company Act will be deemed to restrict the Class B unitholder or its designated director from engaging in such other business activity (regardless of the effects of such activity on the Company). Notwithstanding any applicable rule to the contrary, in no event will the Class B unitholder or its designated director have any obligation to act or refrain from acting (including presenting any opportunity or other matter to the Company for it to consider or pursue or to maintain the confidentiality of any proprietary information) by reason of any relationship with, or duty to, the Company. Pursuant to the LLC agreement, each unitholder agrees that, in any such case, to the extent a court might otherwise hold that the conduct of such activity is a breach of any applicable rule, it has irrevocably waived any and all rights of recovery it may otherwise have.

Tax Consequences

The spin-off will be taxable to Westland’s shareholders for federal income tax purposes based on the fair market value of the Class A units of the Company Westland’s shareholders receive at the time of the spin-off. The fair market value of the Class A units of the Company will generally be taxable to Westland’s shareholders as a dividend. Based on a valuation prepared by an independent third party, Westland has determined the fair market value of each Class A unit to be approximately $0.088. Westland will report such valuation to the Internal Revenue Service (the “IRS”). The IRS and the courts are not bound by such valuation. Westland’s shareholders should make their own determination as to the value of Class A units of the Company.

(c) Reports to Security Holders.

(1) The Company will file reports with the U.S. Securities and Exchange Commission (the “SEC”). The Company will be an Exchange Act reporting company and will file with the SEC all current and periodic reports required by the Exchange Act so long as it is required to do so.

(2) The public may read and copy any materials the Company files with the SEC in the SEC’s Public Reference Section, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

(a) Plan of Operation.

The Company’s limited purpose is to (a) receive, hold, protect and exploit the Mineral Assets, (b) pay or provide for any costs or liabilities incurred in carrying out its purpose, (c) make permitted distributions to the Class A unitholders, and (d) perform all activities necessary or incidental to the foregoing. The Company will not engage in any other trade or business. The Company’s principal business objective for the next 12 months and beyond will be to generate revenues from the management and exploitation of the Mineral Assets for subsequent distribution to the Class A unitholders.

Upon completion of the merger, the Company will be entitled to 100% of the future rents and royalties that Westland is entitled to receive under the Company’s two existing oil and gas Leases and a 50% undivided interest in all mineral rights owned by Westland. At present, the revenues generated by the Leases are the only business activity that will provide the Company with cash flow. Pursuant to the Leases, the lessee is required to pay Westland royalty, bonus and delay rentals and other payments. During the fiscal years ended June 30, 2006 and June 30, 2005, Westland received $129,550 and $71,229, respectively, in revenues under the Leases. Drilling attempts on one of the Leases have been unsuccessful to date. The Company understands that the lessee has commenced limited exploratory activities on one or both of the Leases. The lessee has made public statements that it believes drilling on the Leases will be successful; however, neither Westland nor the Company has any knowledge and can provide no assurances to the Company’s unitholders as to whether the lessee’s efforts will be successful.

The costs of maintaining the existing Leases in effect and on optimal terms to the Company and investigating and analyzing opportunities to lease additional portions of the Mineral Assets to natural resource exploration companies for the next 12 months and beyond will be paid with income generated by the Leases. The Company anticipates that these costs will be limited to hiring outside counsel to review periodic issues which may arise under the Leases. In addition, for the period beginning at the effective time of the merger and ending on the third anniversary of the completion of the merger, such costs will also be supported pursuant to the terms of an transition services agreement in a form to be mutually agreed upon by Westland and the Company pursuant to which Westland will provide the Company with up to $200,000 per year in certain administrative support services. The unitholders will not be required to make any capital contributions to the Company.

During the next 12 months and beyond, the Company anticipates incurring costs related to:

(1) filing of Exchange Act reports;

(2) renegotiating the terms of the existing Leases or entering into new lease agreements; and

(3) leasing other portions of the Mineral Assets to natural resource exploration companies.

The Company believes it will be able to meet these costs through use of the income generated by the Leases and support provided pursuant to the transition services agreement.

The Company cannot anticipate whether (i) the existing lessee under the Leases will desire to extend the terms of the Leases upon their expiration or (ii) it will be able to identify new natural resource exploration companies who may desire to lease other portions of the Mineral Assets. Westland’s management team does not know whether there is oil, natural gas, coal bed methane gas or any other natural resource under Westland’s land. Over the years, there have been several exploration wells drilled on Westland’s land, but all of those failed to discover commercial quantities of such hydrocarbons. While natural gas was found in at least some wells, none of these findings resulted in commercial production by those who drilled the wells. The Leases are the only oil and gas leases on Westland’s land, but drilling attempts on one of the Leases have been unsuccessful to date. The Company understands that the lessee has commenced limited exploratory activities on one or both of the Leases. The lessee has made public statements that it believes drilling on the Leases will be successful; however, neither Westland nor the Company has any knowledge and can provide no assurances to the Company’s unitholders as to whether the lessee’s efforts will be successful.

In the event the lessee’s current limited exploratory activities on one or both of the Leases are unsuccessful, it may be difficult to extend the terms of the Leases upon their expiration with the existing lessee or to attract additional natural resource exploration companies to lease other portions of the Mineral Assets.

•	Continuing Operational Expenses for the Interim Period Ending Immediately Prior to the Merger

Because the Mineral Assets will not be contributed by Westland to the Company until immediately prior to the completion of the merger, the Company has not had any business operations or revenues since inception and will not have any business operations or revenues during the interim period ending immediately prior to the merger. Total expenses for the interim period ended September 29, 2006 were approximately $1,000. These expenses constituted organizational expenses of the Company.

•	Liquidity and Capital Resources

The Company will not have any revenues from any operations other than the Leases or any future leases of the Mineral Assets which it may enter into with additional natural resource exploration companies. Although a recent request by the lessee of the Great Northern Lease to extend the termination date of the Great Northern Lease may indicate a renewed interest in drilling for oil and gas on Westland’s land, no assurance can be given that the terms of the Leases will be extended or that the Company will be able to procure new leases with additional natural resource exploration companies. The Company is dependent upon the revenues generated from the exploitation of the Mineral Assets and there can be no assurances that the Company will be able to generate significant revenues from such exploitation.

•	Commitments

We do not have any material commitments as of September 30, 2006 and will not have any material commitments during the interim period ending immediately prior to the merger.

•	Employees

We do not have any employees as of September 30, 2006 and will not have any employees during the interim period ending immediately prior to the merger. For the next 12 months and beyond, the Company intends to control its expenses in order to distribute the maximum amount of revenue generated by the Mineral Assets to the Class A unitholders. Therefore, the Company does not anticipate appointing more than one executive officer to serve as an employee of the Company. None of the directors or such executive officer intends to devote more than a few hours a month to the Company’s affairs. However, in the event commercial quantities of hydrocarbons are discovered on Westland’s land, the Company’s board of directors may desire at such time to appoint additional officers or retain additional employees to more effectively manage the protection and exploitation of the Mineral Assets.

(c) Off-balance Sheet Arrangements. None.

This registration statement contains forward-looking statements and information relating to the Company, its industry and to other businesses.

These forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. When used in this registration statement, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties that may cause the Company’s actual results to differ materially from those contemplated in the Company’s forward-looking statements. The Company cautions Westland’s shareholders not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

•	The Company’s business is difficult to evaluate because the Company has no operating history.

Since the Company has no operating history and will have limited revenues from operations, other than revenues generated by the Leases, there is a risk that the Company will be unable to continue as a going concern. The Company has no significant assets or financial resources. Westland has agreed to provide the Company with up to $200,000 per year in services pursuant to a transition services agreement; however, that arrangement will expire on the third anniversary of the completion of the merger. Thereafter, the Company will be solely responsible for its operating costs. The Company’s costs to comply with its obligations as an SEC reporting company may be significant if the Company continues to register its securities with the SEC. As a result, the Company’s operating expenses may exceed its revenues, causing it to incur net operating losses. We cannot assure you that the Company can identify other opportunities to generate additional revenues from the Mineral Assets that will exceed the Company’s operating expenses.

•	The Mineral Assets may not generate any material revenues which could be distributed on to the Class A unitholders.

The Company’s management does not know whether there is oil, natural gas, coal bed methane gas or any other natural resource under Westland’s land. Over the years there have been several exploration wells drilled on Westland’s land, but none of these efforts has resulted in the production of commercial quantities of hydrocarbons.

There are currently two oil and gas Leases on part of Westland’s land. A recent request by the lessee of the Great Northern Lease to extend the termination date of the Great Northern Lease may indicate a renewed interest in drilling for oil and gas on Westland’s land. Persons indicating an interest in leasing Westland’s lands have indicated that increases in oil and gas prices, combined with recent advances in oil and gas technologies, may result in favorable conditions for establishing commercial production from Westland’s land. We can provide you no assurances that this will occur.

By virtue of your ownership of the Class A units, you will be entitled to share in the Company’s future revenues generated from the Mineral Assets, less the Company’s operating expenses and a reserve for future liabilities of the Company. Unless commercial quantities of oil, gas or other minerals are discovered, it is unlikely that the Company’s revenues will exceed its operating expenses or result in the distribution of any such revenues to you.

•	The Company has never paid distributions on the Class A units, and does not expect to do so in the foreseeable future.

The Company has never paid distributions on the Class A units. The Company is unable to determine if the future revenues generated by the Mineral Assets will provide sufficient funds for distribution to the Class A unitholders. Accordingly, the Company does not presently intend to pay any distributions in the foreseeable future. The Company anticipates that any funds available for payment of distributions will instead be used to pay the on-going operating expenses of the Company.

•	Future success is highly dependent on the ability of the Company’s management to locate and attract natural resource exploration companies to lease additional portions of the Mineral Assets.

The nature of the Company’s operations is highly speculative and there is a consequent risk of loss of your investment. The success of the Company’s plan of operation will depend to a great extent on the ability of the Company’s management to locate and attract natural resource exploration companies to lease additional portions of the Mineral Assets. While the Company’s management intends to investigate and analyze opportunities to lease additional portions of the Mineral Assets to natural resource exploration companies, the Company cannot assure you that it will be successful in locating candidates meeting such criterion. The Company has neither conducted, nor have others made available to the Company results of, any investigation or analysis of opportunities to lease additional portions of the Mineral Assets to natural resource exploration companies. Therefore, the Company has no assurances that market demand exists for natural resource exploration companies to lease additional portions of the Mineral Assets.

Westland, as the owner of the remaining 50% interest in Westland’s mineral rights, may not be willing to enter into an arrangement with third parties to exploit its 50% interest, making it difficult for the Company to attract natural resource exploration companies. In the event the Company locates and attracts natural resource exploration companies to lease additional portions of the Mineral Assets, the success of the Company’s operations may be dependent upon numerous other factors beyond the Company’s control.

•	The Company’s management intends to devote only a limited amount of time to exploiting the Mineral Assets.

The Company has no employees. Because the Company’s financial resources at the present time cannot support significant operating expenses, the Company’s management will only be able to devote a limited time in exploiting the Mineral Assets. This limited commitment may adversely impact the Company’s ability to generate additional revenues from the Mineral Assets.

•	The time and cost of preparing current and periodic reports under the Exchange Act will reduce the revenues generated from the Mineral Assets which would be available for distribution to the Class A unitholders.

The Company is subject to the annual and periodic reporting requirements of the Exchange Act. The time and costs that will be incurred by the Company to prepare these statements will reduce the amount of revenues generated from the Mineral Assets which would otherwise be available for distribution to the Class A unitholders.

•	There is no public market for the Class A units. Transfer restrictions on the Class A units will severely limit the ability of the Class A unitholders to transfer their units.

The Class A units will not be transferable, other than pursuant to applicable laws of intestacy, will or descent to lineal descendants of the unitholders existing as of the date of the spin-off. The Class A units will not be listed on a securities exchange, nor will there be a broker engaged to create a market in the Class A units. These restrictions will severely limit the ability of the Class A unitholders to monetize their investment.

ITEM 3. DESCRIPTION OF PROPERTY.

The Mineral Assets are the only assets which the Company owns. The Company does not rent any additional property. In addition, as the LLC agreement limits the Company to receiving, holding, protecting and exploiting the Mineral Assets, the Company is not permitted to acquire any additional material property. The limitations on the Company’s purpose may not be amended without the approval of the Company’s board of directors and the separate prior approval of the Class B unitholder. Further, as the Company is required to distribute to the Class A unitholders any excess cash held by the Company which is derived from the income, if any, received from the Mineral Assets, net of a reasonable reserve for future operating costs and expenses of the Company, it is anticipated that the Company will not have any funds to acquire any additional material property. However, Westland did retain certain oil, gas and other mineral rights on some of the lands it sold in the past. Such retained oil, gas and other mineral rights may be available for lease.

The Mineral Assets are associated with Westland’s land. Westland is a New Mexico corporation that is the successor to property interests of a Spanish land grant (the “Atrisco Land Grant”) currently amounting to approximately 46,400 acres and is also the owner of approximately 10,000 additional acres, all located on the west side of Albuquerque, New Mexico. Westland owns the mineral rights, including oil and gas rights, to the 46,400 acres. Westland does not own and never did own any mineral rights to the 10,000 additional acres that it acquired from the Resolution Trust Corporation and which are located north of the original Atrisco Land Grant. As noted above, Westland also retained certain oil, gas and other mineral rights on some of the lands it previously sold.

While no persons have assured Westland or the Company that their oil and gas drilling efforts will be successful, those indicating an interest in leasing Westland’s lands have indicated

that increases in oil and gas prices, combined with recent advances in oil and gas technologies, lead them to believe that conditions are favorable for establishing commercial production from Westland’s land.

Leases

The Leases cover an aggregate of approximately 16,279 acres of Westland’s land. One Lease originally made with Great Northern Gas Co. (the “Great Northern Lease”) covers approximately 9,068 acres with an initial termination date of September 17, 2006. The second Lease originally made with Sun Valley Energy Corp. (the “Sun Valley Lease”, together with the Great Northern Lease, the “Leases”) covers approximately 7,211 acres and will expire on June 6, 2008. Each lease could be extended by the lessee if, prior to the expiration of its term, drilling activities are commenced and continuous for a certain period of time. The Company understands that the lessee has commenced limited exploratory activities on one or both of the Leases.

Pursuant to the Leases, the lessee is required to pay Westland royalty, bonus and delay rentals and other payments. Westland’s retained owner’s royalty is 12.5% on the Sun Valley Lease and 13.5% on the Great Northern Lease. These retained royalty interests will become the property of the Company in the event Westland and SCC complete the merger. Current delay rental payments for the Sun Valley Lease are $5.00 per acre per year. There is no agreement for delay payments for the Great Northern Lease at this time. 1,920 acres have been designated as a drilling block under, and will be subject to the terms of, the Great Northern Lease.

During the fiscal years ended June 30, 2006 and June 30, 2005, Westland received $129,550 and $71,229, respectively, in revenues under the Leases.

As of September 17, 2006, and in accordance with certain option rights contained in the Great Northern Lease, Westland entered into an agreement entitled “renewal oil and gas lease” with Tecton Energy, LLC in respect of approximately 7,460 acres that are covered by the Great Northern Lease. This lease expires on September 17, 2011. Pursuant to the terms of this lease, the lessee is required to pay Westland royalty, bonus and delay rentals and other payments. Westland’s retained owner’s royalty is 13.5%. Delay rental payments are $5.00 per acre for the first year of the lease, $2.00 per acre for the second year of the lease, $3.00 per acre for the third year of the lease, $4.00 per acre for the fourth year of the lease, and $5.00 per acre for the fifth year of the lease.

Operating the Mineral Assets

The Company’s operations with respect to the Mineral Assets will be to maintain the existing Leases in effect and on optimal terms to the Company and to investigate and analyze opportunities to lease additional portions of the Mineral Assets to natural resource exploration companies. Such activities will be paid for with income generated by the Leases. In addition, such costs will also be supported pursuant to the terms of an transition services agreement described below.

Transition Services Agreement

Prior to, and contingent upon, the completion of the merger, the Company and Westland will enter into an transition services agreement in a form mutually agreed upon by such parties pursuant to which Westland will provide the Company with up to $200,000 per year in certain administrative support services for the period beginning at the effective time of the merger and ending on the third anniversary of the completion of the merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of Certain Beneficial Owners.

The number of the Company’s units “beneficially owned” by each unitholder is determined under the SEC’s rules regarding the beneficial ownership of securities. Under these rules, beneficial ownership of the Company’s units includes (i) any units as to which the person or entity has sole or shared voting power or investment power and (ii) any units as to which the person or entity has the right to acquire beneficial ownership within 60 days, including any units which could be purchased by the exercise of options within 60 days. The following descriptions present the Company’s units beneficially owned by owners of more than 5% of the outstanding units of the Company and the Company directors and executive officers, as well as the units of the Company beneficially owned by all directors and officers as a group. As of the date of this registration statement, the Company has not issued any units. However, immediately prior to, and subject to the completion of, the merger, Westland will distribute all of the Class A units to Westland’s shareholders of record immediately prior to the merger as a dividend on a one-for-one basis in accordance with such shareholders’ respective ownership of Westland common stock. Accordingly, Westland’s former shareholders will own all of the Class A units and Westland will own the one Class B unit. Therefore, pro forma information regarding the beneficial ownership of the Company’s units is presented below as of immediately prior to, and subject to the completion of, the merger (following the distribution of the Class A units to Westland’s shareholders). Unless otherwise indicated, the mailing address of each of the persons named is c/o Atrisco Oil & Gas LLC, 401 Coors Boulevard, N.W., Albuquerque, New Mexico 87121.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP OF CLASS A UNITS	PERCENTAGE OF CLASS A UNITS(1)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP OF CLASS B UNITS	PERCENTAGE OF CLASS B UNITS(2)
Westland Development Co., Inc. 401 Coors Boulevard, N.W. Albuquerque, New Mexico 87121	—	—	1	100%
Troy K. Benavidez	100	*	—	—
Joe S. Chavez	510	*	—	—
Ray Mares, Jr.	1,086	*	—	—
Randolph M. Sanchez	14	*	—	—
William F. Steadman	—	—	—	—

Directors and executive officers as a group	1,710	*	—	—

(1)	Based upon 794,927 outstanding Class A units.
(2)	Based upon one outstanding Class B unit.
*	Represents less than 1% of the class of units.

Transferability of Units

The units will not be transferable, other than pursuant to applicable laws of intestacy, will or descent to lineal descendants of the unitholders existing as of the date of the spin-off;

provided, that the Company’s board of directors may provide for the transferability of the units to third parties in compliance with all applicable federal and state securities laws. Each certificate representing any Units will be endorsed with a legend containing such restriction.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

A. Directors and Executive Officers.

NAME	AGE	POSITION(S)
Troy K. Benavidez	39	Director
Joe S. Chavez	68	Director
Ray Mares, Jr.	55	Director
Randolph M. Sanchez	44	Director
William F. Steadman*	38	Director

*	To take office immediately after the completion of the merger.

Troy K. Benavidez, age 39, has served as a Westland director since 2004 and is a graduate of Colorado College with a Bachelor degree in economics. For the past two years, Mr. Benavidez has been employed by AstraZeneca Pharmaceuticals, LP, in Albuquerque, New Mexico. Prior to that he served as the External Relations Director for the Honorable Jane M. Swift, Governor of Massachusetts; as the Northern Regional Director for the Honorable Pete V. Domenici, U.S. Senator for New Mexico; as Chief of Staff to the Honorable Walter D. Bradley, Lt. Governor of New Mexico; and as Deputy Chief of Staff for the Honorable Steven H. Schiff, U.S. Representative for the State of New Mexico.

Joe S. Chavez, age 68, has served as a Westland director since 1995 and as Secretary-Treasurer since 2003. Mr. Chavez served on the Petroglyph National Monument Advisory Committee from 1992 to 2001. For over 40 years, until 2003, Mr. Chavez was a co-owner of Regina’s Dance Studio, a business specializing in the sale of gymnastics equipment costume and ballet apparel and coordination of dance performances and other functions. Mr. Chavez was employed as a Sales Consultant with Casey Luna Ford from 1986 to 1995. For more than the nine years, until 2004, Mr. Chavez was also employed by Galles Chevrolet as sales manager and director of the used car department. Mr. Chavez also served in the Naval Reserve as Front Line Operations, Hydraulics Structural-Line Trouble Shooter.

Ray Mares, Jr., age 55, has served as a director of Westland since 2004. Mr. Mares is a graduate of Rio Grande High School in Albuquerque. He is also a graduate of the University of New Mexico where he received a B.S. degree in Business. For more than the past 15 years, Mr. Mares has been the Owner/Manager of Briteway Services in Albuquerque.

Randolph M. Sanchez, age 45, has served as a director of Westland since 2004. Mr. Sanchez holds a B.S. degree in Business from Columbia College, Columbia, Missouri with emphasis on shopping center management. For the past ten years, Mr. Sanchez has been the general manager of the Coronado Center in Albuquerque. Mr. Sanchez has also been the manager of shopping centers located in New Jersey, North Carolina, South Carolina and Texas. Mr. Sanchez has served as the Chairman of the New Mexico Retail Association from 1999 to present. Also, Mr. Sanchez has served as the president of the Uptown Business Association, as a board member of the New Mexico Chapter of NAIOP, and as president of the New Mexico chapter of the International Council of Shopping Centers. Mr. Sanchez has served as Chairman of the Albuquerque/Bernalillo County Air Quality Board and treasurer of the Hispano Chamber of Commerce.

William F. Steadman, age 38, has been appointed by SunCal Companies (“SunCal”) to serve as the Class B director of the Company. Mr. Steadman earned his undergraduate degree in economics from UCLA and his J.D. degree from the University of New Mexico School of Law. Mr. Steadman joined SunCal in 2005 and currently serves as the Land Acquisition Manager - New Mexico Division. Prior to joining SunCal in 2005, Mr. Steadman practiced real estate law in California and New Mexico. Mr. Steadman was born and raised in New Mexico where he now resides.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no bankruptcy petitions, criminal proceedings or orders, judgments, decrees or injunctions material to the evaluation of the ability and integrity of any director, person nominated to become a director, executive officer, promoter or control person of the Company during the past five years.

E. Audit Committee Financial Expert. The Company’s board of directors acts as the Company’s audit committee and has no separate committees. The Company currently has no qualified financial expert and believes that it has insufficient activities to justify hiring such an expert at this time. However, the Company has engaged Grant Thornton LLP as its outside independent auditor.

ITEM 6. EXECUTIVE COMPENSATION.

None of the Company’s directors or officers has received any cash or other remuneration since inception, nor will they receive any cash or other remuneration upon completion of the spin-off. None of the directors or officers of the Company intends to devote more than a few hours a month to the Company’s affairs.

There are no director or officer compensation programs in place at this time. After the spin-off, the Company intends to adopt a plan to compensate directors and officers for their service to the Company based on the revenues available to the Company and the amount of time the directors and officers are required to dedicate to the service of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation the Company’s management will receive following the spin-off that is required to be included in this Item.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Immediately prior to the spin-off, the Company will issue to Westland 794,927 Class A units and one Class B unit, representing 100% of the units of the Company, in exchange for Westland’s contribution of the Mineral Assets to the Company. Therefore, for a brief period prior to the spin-off, the Company will be a wholly-owned subsidiary of Westland. However, following the completion of the spin-off, Westland will own no Class A units and one Class B unit. No distributions will be made by the Company to the Class B unitholder and the Class B unit will not be entitled to share in the profits, losses or assets of the Company.

In addition, prior to, and contingent upon, the completion of the merger, the Company and Westland will enter into an transition services agreement in a form mutually agreed upon by such parties pursuant to which Westland will provide the Company with up to $200,000 per year in certain administrative support services for the period beginning at the effective time of the merger and ending on the third anniversary of the completion of the merger.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to this Item.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common or Preferred Stock.

The Company is authorized by its LLC agreement to issue 794,927 Class A units and one Class B unit. At present, no units are have been issued.

Immediately prior to the spin-off, the Company will issue to Westland 794,927 Class A units and one Class B unit, representing 100% of the units of the Company, in exchange for Westland’s contribution of the Mineral Assets to the Company.

Immediately prior to, and subject to the completion of the merger, Westland will distribute all of the Class A units to Westland’s shareholders of record immediately prior to the merger as a dividend on a one-for-one basis in accordance with such shareholder’s respective ownership of Westland common stock. Accordingly, Westland’s former shareholders will own all of the Class A units and Westland will own the one Class B unit, after the completion of the merger.

Distributions

Any excess cash held by the Company which is derived from the income, if any, received from the Mineral Assets, net of a reasonable reserve for future operating costs and expenses of the Company, will be distributed by the Company to the Class A unitholders in proportion to the number of Class A units held by them, at least annually, or as otherwise determined by the Company’s board of directors.

No distributions will be made by the Company to the Class B unitholder. The Class B unit will not be entitled to share in the profits, losses or assets of the Company.

Governance

The business and affairs of the Company will be managed by its board of directors which will consist of four members designated by the Class A unitholders (the “Class A directors”) and one member designated by the Class B unitholder (the “Class B director” and together with the Class A directors, the “directors”).

The Company’s board of directors will be responsible for setting policy, approving the overall direction and making all decisions affecting the business and affairs of the Company. All directors of the Company must be, in the case of the Class A directors, members of Westland’s board of directors existing immediately prior to the completion of the merger and any other persons designated as a nominee for the Company’s board of directors pursuant to the LLC agreement, and, in the case of the Class B director, the Chairman, Chief Executive Officer, Chief Financial Officer or Division President of SunCal. The initial Class A directors are Troy K. Benavidez, Joe S. Chavez, Ray Mares, Jr. and Randolph M. Sanchez. The initial Class B director is William F. Steadman; however, Mr. Steadman will not take office until immediately after the completion of the merger.

The initial Class A directors and Class B director of the Company will serve as directors for an initial term ending on the second anniversary of the completion of the merger. Following the end of this initial term, the Company’s board of directors will classify the directors into two classes of directors with (i) two directors (consisting of two Class A directors elected by the Class A unitholders) serving for a term expiring on the first anniversary of the expiration of the initial term (the “Class I directors”) and (ii) three directors (consisting of the initial Class B director and two initial Class A directors selected by the Company’s board of directors) serving for a term expiring on the second anniversary of the expiration of the initial term (the “Class II directors”), with each subsequent term of each director of the Company expiring on the second anniversary after the commencement of such term. Following the expiration of the term of the initial Class II directors, each class of directors of the Company subject to election will be elected in accordance with the LLC agreement. The Company’s board of directors will have the power to fill any vacancy created by the removal, resignation, death or disability of any director of the Company prior to the expiration of his or her term of office in accordance with the LLC Agreement.

Each Class A director of the Company (other than the initial Class A director) will be elected by Class A unitholders holding a majority of the Class A units, and will serve until his or her successor has been duly elected and qualified, or until his or her earlier removal, resignation, death or disability.

The Class B director of the Company (other than the initial Class B director) will be elected by SunCal, and will serve until his or her successor has been duly elected and qualified, or until his or her earlier removal, resignation, death or disability.

The Company’s board of directors will meet at least twice a year to discuss the management of the Company’s business at such times and places as determined by the Company’s board of directors. Any director of the Company may request a special meeting subject to at least two business days’ prior written notice. A majority of directors, including the Class B director, will constitute a quorum for the transaction of business by the Company’s board of directors.

All matters approved by the Company’s board of directors must be approved by a majority vote of the entire board of directors, subject to the rights of the Class B unitholder described below.

Approval Rights of the Class B Unitholder

The following matters may not be approved or acted upon by the Company’s board of directors or the unitholders without the separate prior approval of the Class B unitholder:

•	the Company entering into any new lines of business;

•	distributions by the Company not in conformity with the Company’s distribution policy set forth in the LLC agreement;

•	any amendment to the LLC agreement or any of the Company’s other constituent documents;

•	any action by the Company in breach of the Company’s obligations under the Deed;

•	any merger, consolidation, recapitalization or change in control transaction involving the Company; and

•	the liquidation, dissolution or bankruptcy of the Company.

Annual Meeting

An annual meeting of the Class A unitholders will be held at such date and time as may be designated from time to time by the Company’s board of directors. The Class A unitholders will transact such business as may properly be brought before the meeting.

The holders of a majority of Class A units issued and outstanding and entitled to vote at a meeting of Class A unitholders, present in person or represented by proxy, will constitute a quorum at all meetings of the Class A unitholders.

Apart from the approval rights of the Class B unitholder described above, the Class B unitholder will not be entitled to vote at any meeting of the Class A unitholders.

Each Class A unitholder will be entitled at every meeting of the Class A unitholders to one vote for each Class A unit standing in the name of that Class A unitholder on the books of the Company on the record date for the meeting and those votes may be cast either in person or by written proxy.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company’s Articles of Organization and LLC Agreement, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None.

(c) Other Securities to be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information.

The Company’s units are not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

None of the units of the Company (i) is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company; (ii) could be sold pursuant to Rule 144 under the Securities Act and the Company has not agreed to register under the Securities Act such units for sale by the unitholders; and (iii) is being publicly offered by the Company, the offering of which could have a material effect on the market price of the Company units.

(b) Holders.

Immediately prior to the spin-off, Westland will be the only record holder of the Class A units and the Class B unit. Immediately following the spin-off, the Company will have approximately 6,400 record holders of the Class A units and one record holder of the Class B unit.

(c) Dividends.

The Company has not paid any cash distributions to date. In the future, any excess cash held by the Company which is derived from the income, if any, received from the Mineral Assets, net of a reasonable reserve for future operating costs and expenses of the Company, will be distributed by the Company to the Class A unitholders in proportion to the number of Class A units held by them, at least annually, or as otherwise determined by the Company’s board of directors.

No distributions will be made by the Company to the Class B unitholder. The Class B unit will not be entitled to share in the profits, losses or assets of the Company

(d) Securities authorized for issuance under equity compensation plans.

The Company does not have any compensation plans (including individual compensation arrangements) under which the units are authorized for issuance.

ITEM 2. LEGAL PROCEEDINGS.

There are no material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and the Company does not know, nor is it aware, of any legal proceedings threatened against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Since formation, the Company has not changed accountants and there have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.

On September 27, 2006, the Company engaged Grant Thornton LLP as its initial principal accountant to audit the Company’s financial statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Since inception, the Company has not sold any securities.

Immediately prior to the spin-off, the Company will issue to Westland 794,927 Class A units and one Class B unit, representing 100% of the units of the Company, in exchange for Westland’s contribution of the Mineral Assets to the Company. The Company will issue these units under the exemption from registration provided by Section 4(2) of the Securities Act.

In the spin-off, the Class A units will be distributed to Westland’s shareholders of record immediately prior to the merger as a dividend on a one-for-one basis in accordance with such shareholders’ respective ownership of Westland common stock. Because the distribution of the Class A units to Westland’s shareholders does not constitute a “sale” or “offer for sale” as such terms are defined in Section 2(a)(3) the Securities Act, the Class A units distributed to Westland’s shareholders in the spin-off will not be registered under the Securities Act. No Class A unitholder will be permitted to transfer any Class A units to the extent that such transfer would violate the Securities Act or any other federal or state securities or blue sky laws. Accordingly, each Class A unitholder should be prepared to hold his or her Class A units indefinitely as the Company does not presently intend to register the Class A units under the Securities Act.

Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

Following the spin-off, the units will not be transferable, other than pursuant to applicable laws of intestacy, will or descent to lineal descendants of the unitholders existing as of the date of the spin-off; provided, that the Company’s board of directors may provide for the transferability of the units to third parties in compliance with all applicable federal and state securities laws. Each certificate representing any units will be endorsed with a legend containing such restriction and stating that the units have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 53-19-13 of the LLC Act states that the debts, obligations and liabilities of a limited liability company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the limited liability company. No member or manager of a limited liability company and no other person with authority pursuant to the LLC Act to wind up the business or affairs of the limited liability company following its dissolution, will be obligated personally for any debt, obligation or liability of the limited liability company solely by reason of being a member or manager of the limited liability company or having authority pursuant to the LLC Act to wind up the company’s business and affairs following its dissolution. A person may be liable for any act or omission performed in his or her capacity as a manager of a limited liability company if there is a basis for liability. Nothing in Section 53-19-13 of the LLC Act will be construed to immunize any person from liability for the consequences of his or her own acts or omissions for which he or she otherwise may be liable.

Section 53-19-16 of the LLC Act states that unless otherwise provided in the articles of organization or operating agreement:

•	a member who is not a manager and is not vested with particular management responsibilities by the articles of organization or operating agreement will not be liable to the limited liability company or to the other members solely by reason of his or her act or omission in his or her capacity as a member;

•	a member who is vested with particular management responsibilities by the articles of organization or operating agreement or a manager will not be liable, responsible or accountable in damages or otherwise to the limited liability company or to the other members solely by reason of his or her act or omission on behalf of the limited liability company in his or her capacity as a member having particular management responsibilities or as a manager, unless such act or omission constitutes gross negligence or willful misconduct; and

•	a member or manager may lend money to and transact other business with the limited liability company, and subject to other applicable law, he or she will have the same rights and obligations with respect to such loan or transaction of business as he or she would have if he or she were not a member or manager.

Section 53-19-18 of the LLC Act states that the articles of organization or operating agreement of a limited liability company may provide for the indemnification of a member or manager for judgments, settlements, penalties, fines or expenses incurred in a proceeding to which a person is a party because he or she is or was a member or manager and for advancement of expenses, including costs of defense, prior to final disposition of such proceeding.

The Company’s LLC Agreement provides that:

•	the Company will indemnify and hold harmless each director and officer of the Company to the fullest extent permitted under the LLC Act against all liabilities (including reasonable attorneys’ fees and expenses, judgments, fines or penalties) reasonably incurred by such person by reason of the fact that he or she is or was a director or officer of the Company; provided, that he or she will be indemnified for any liabilities suffered that are attributable to his or her bad faith, intentional misconduct or knowing violation of law; and

•	expenses, including reasonable attorneys fees and expenses, incurred by any such person in defending a proceeding will be paid by the Company in advance of the final disposition of such proceeding upon receipt of an agreement by him or her to promptly repay the Company such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Company.

PART F/S

Report of Independent Registered Public Accounting Firm

Board of Directors and Unitholder

Atrisco Oil & Gas LLC

We have audited the accompanying balance sheet of Atrisco Oil & Gas LLC as of September 29, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Atrisco Oil & Gas LLC as of September 29, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

October 5, 2006

ATRISCO OIL & GAS LLC

BALANCE SHEET

September 29, 2006
ASSETS
Cash	$100

Total Assets	$100

UNITHOLDERS’ EQUITY
UNITHOLDERS’ EQUITY:
Class A units (no units issued and outstanding)	$—
Class B unit (one unit issued and outstanding)	100

Total Unitholders’ Equity	$100

The accompanying notes are an integral part of this balance sheet.

ATRISCO OIL & GAS LLC

NOTES TO BALANCE SHEET

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Atrisco Oil & Gas LLC (the “Company”) was organized as a limited liability company under the laws of the State of New Mexico on September 8, 2006. The Company was organized as a potential vehicle to receive the Mineral Assets to be distributed by Westland Development Co., Inc. (“Westland”) in the spin-off to occur immediately prior to, and subject to, the merger of SCC Acquisition Corp. (“SCC”) with and into Westland, with Westland as the surviving entity. The Company was capitalized on September 29, 2006 with the contribution of $100 for the purchase of one Class B unit.

The Company, at the present time, has not commenced operations and is defined by the SEC as a shell company. A shell company, (other than an asset-backed issuer), is a company with no or nominal operations and either (1) no or nominal assets, or (2) assets consisting solely of cash and cash equivalents, or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has not generated any revenues. The Company has, at the present time, not paid any distributions, and any distributions that may be paid in the future will depend upon the financial requirements and revenue, if any, of the Company and other relevant factors.

Prior to, and contingent upon, the completion of the merger, the Company and Westland will enter into an transition services agreement in a form mutually agreed upon by such parties pursuant to which Westland will provide the Company with up to $200,000 per year in certain administrative support services for the period beginning at the effective time of the merger and ending on the third anniversary of the completion of the merger.

Cash and Cash Equivalents – The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

ATRISCO OIL & GAS LLC

NOTES TO BALANCE SHEET

NOTE 2 – MEMBER’S UNITS

Class B Unit – The Company has authorized and issued one Class B unit.

Proceeds from the sale of the Class B unit totaled $100.

Voting Rights – Each Class A unitholder will be entitled at every meeting of the Class A unitholders to one vote for each Class A unit standing in the name of that Class A unitholder on the books of the Company on the record date for the meeting and those votes may be cast either in person or by written proxy.

Apart from the approval rights of the Class B unitholder described below, the Class B unitholder will not be entitled to vote at any meeting of the Class A unitholders.

The following matters may not be approved or acted upon by the Company’s board of directors or the unitholders without the separate prior approval of the Class B unitholder:

•	the Company entering into any new lines of business;

•	distributions by the Company not in conformity with the Company’s distribution policy set forth in the Company’s limited liability company agreement (“LLC agreement”);

•	any amendment to the LLC agreement or any of the Company’s other constituent documents;

•	any action by the Company in breach of the Company’s obligations under the quitclaim mineral deed and assignment of oil and gas leases pursuant to which Westland will transfer and contribute to the Company (i) 100% of the future rents and royalties that Westland is entitled to receive under two existing oil and gas leases and (ii) a 50% undivided interest in all mineral rights owned by Westland;

•	any merger, consolidation, recapitalization or change in control transaction involving the Company; and

•	the liquidation, dissolution or bankruptcy of the Company.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description

2.1	Articles of Organization (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2006)

2.2	Form of Limited Liability Company Agreement (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2006)

6.1	Oil and Gas Lease from Westland Development Co., Inc. to SunValley Energy Corporation, dated June 6, 2000, recorded in Book A6, page 7854, as amended by Partial Release of Oil and Gas Lease, dated June 15, 2001, recorded in Book A21, page 5985, as amended by Second Addendum to Correct Oil and Gas Lease, dated August 2, 2002, Second Amendment to Oil and Gas Lease, dated June 3, 2003, Third Amendment to Oil and Gas Lease, dated effective November 1, 2003, Fourth Amendment to Oil and Gas Lease and Option Agreement, dated May 3, 2005, and Fifth Amendment to Oil and Gas Lease, dated April 21, 2006, recorded in book A115, page 7121 (all recording references to the Office of the County Clerk of Bernalillo County, New Mexico, covering a total of approximately 7,210.53 acres as to all depths covered by said lease as amended) (incorporated by reference to Exhibit 6.1 to the Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2006)

6.2	Oil and Gas Lease from Westland Development Co., Inc. to Great Northern Gas Company, dated September 17, 2001, recorded in Book A25, page 1245, as amended by Amendment to Oil and Gas Lease, dated November 1, 2003, recorded in Book A70, page 3152, and Amendment to Oil and Gas Lease, dated August 26, 2004 (all recording references to the Office of the County Clerk of Bernalillo County, New Mexico, covering a total of approximately 9,068 acres as to all depths covered by said lease as amended) (incorporated by reference to Exhibit 6.2 to the Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2006)

6.3	Form of Quitclaim Mineral Deed and Assignment of Oil and Gas Leases (incorporated by reference to Exhibit 6.3 to the Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2006)

6.4	Form of Transition Services Agreement (incorporated by reference to Exhibit 6.4 to the Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2006)

6.5	Agreement, dated September 17, 2006, between Westland Development Co., Inc. and Tecton Energy, LLC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2006	ATRISCO OIL & GAS LLC

	By:	/s/ Sosimo S. Padilla
Sosimo S. Padilla Acting Manager